Brett D. White
T: +1 650 843 5191
whitebd@cooley.com

April 13, 2023

U.S. Securities and Exchange Commission
Division of Corporation finance
Office of Life Sciences
100 F Street N.E.
Washington, D.C.  20549

Attention:	Jimmy McNamara Tim Buchmiler Christine Torney Lynn Dicker

Re:	Angion Biomedica Corp. Amendment No. 1 to Registration Statement on Form S-4 Filed March 29, 2023 File No. 333-269741

Ladies and Gentlemen:

We set forth below the response of Angion Biomedica Corp. (“Angion” or the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated April 7, 2023 (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-4, File No. 333-269741, filed with the Commission on March 29, 2023 (the “Amendment to Registration Statement”).

Angion has filed today Amendment No. 2 to the Registration Statement (“Amendment No. 2”) together with this letter via EDGAR correspondence. For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter in italicized type, and which is followed by the Company’s response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 2.

Capitalized terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 2.

Cooley LLP3175 Hanover Street   Palo Alto, CA   94304-1130
t: +1 650 843 5000  f: +1 650 849 7400cooley.com

U.S. Securities and Exchange Commission
April 13, 2023
Page Two
Amendment No. 1 to Registration Statement on Form S-4 Nasdaq Stock Market Listing, page 18

1.
We note your revised disclosure in response to comment 3 that Nasdaq listing is a closing condition that could be waived by the parties without recirculation or resolicitation. Please provide us with your analysis as to why recirculation or resolicitation would not be required if this condition was to be waived. Please include in your analysis why the stockholders of Angion and Elicio would not view the listing on Nasdaq as a material part of their voting or investment decision.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on pages 3 and 25 of Amendment #2 to clarify that in the event of a waiver of any waivable condition to the Merger, including the condition with respect to the Nadsaq listing, the Angion Board will evaluate the materiality of any such waiver to determine whether recirculation or resolicitation would be required, and that Angion or Elicio may waive one or more of the waivable conditions to the Merger (including the Nasdaq listing closing condition) without recirculation of the proxy statement/prospectus/information statement or resoliciting stockholder approval.

The proxy statement/prospectus/information statement is contemplated to be delivered to the Angion and Elicio stockholders for their respective consideration of certain proposals to, among other things, at the closing of the Merger, for Angion’s cash and cash equivalents to finance the operations of, and invest in the development of, Elicio’s assets (including its pipeline of product candidates). If such funds are not provided on the anticipated timeline, and in the event the Merger is delayed, it is possible that Angion and Elicio would be forced to terminate the Merger Agreement and wind down or search for a new merger partner, each of which would decrease stockholder value and be a significant drain on resources, as is disclosed throughout the proxy statement/prospectus/information statement.  Recirculation and resolicitation would significantly delay the closing of the Merger and divert the attention of Angion and Elicio management from the operations of their respective businesses.  Given these potential risks and considerations, the Angion Board needs to be able to exercise its business judgment and have discretion to waive the condition as permitted under the Merger Agreement and disclosed in proxy statement/prospectus/information statement.

While the Nasdaq listing requirement is material, the Angion Board needs to be able weigh the benefits of the Nasdaq listing requirement against the consequences of a failed or delayed transaction as a result of recirculation or resolicitation.  Further, the combined company has options available if Nasdaq notifies it of Nasdaq’s determination to delist the combined company’s securities. The combined company may, following the Merger, appeal the determination to a hearings panel, which will stay the delisting action pending a panel decision.  Additionally, if delisted, the combined company can still have publicly traded securities on an over-the-counter market and, if it decides that it is in its best interest to do so, may reapply at the appropriate time to have its securities listed on Nasdaq or apply to be listed on the New York Stock Exchange.

Cooley LLP3175 Hanover Street   Palo Alto, CA   94304-1130
t: +1 650 843 5000  f: +1 650 849 7400cooley.com

U.S. Securities and Exchange Commission
April 13, 2023
Page Three

Given the Angion Board’s discretion and the alternatives available to the combined company if its securities were to be delisted from Nasdaq, the Company respectfully advises the Staff that the Company does not believe that recirculation or resolicitation should be required if this condition was to be waived.

Opinion of Angion’s Financial Advisor, page 114

2.
We note your response to comment 7 and re-issue in part. For the disclosure under “Selected Public Companies Analysis” and “Selected Precedent Initial Public Offering Analysis,” please revise to describe in more detail the underlying methodology and selection criteria used for selecting the companies listed for comparison purposes, including the general characteristics of the selected companies and how those companies compared to Elicio. To the extent that the analyses did not consider the number of product candidates in the pipeline and total addressable market, please address that in the disclosure.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 115 and 116 of Amendment No. 2.

Description of Elicio’s Business, page 187

3.
We note your response to comment 14 and re-issue in part. Please disclose if there are any rules or procedures governing the scientific advisory board, and how members of this board are compensated in general terms.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 189 of Amendment No. 2.

Elicio’s Pipeline, page 189

4.
We note your responses to comments 15 and 16. Given the uncertainty of the trial design for the two product candidates with undetermined indications, please provide us with a response that explains why these programs are sufficiently material to Elicio’s business to warrant inclusion in the pipeline table at this time or revise your table as appropriate.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it strongly believes that ELI-007 and ELI-008 are sufficiently material to Elicio’s business to warrant inclusion in the pipeline table and has provided a detailed analysis below.

As background, the Company would like to remind the Staff that one of Elicio’s key strategy is to develop lymph node targeted therapeutic cancer vaccines and continue to identify additional biologically validated but hard-to-drug targets that can be “activated” through lymph node engagement.  Elicio’s core business is the development of therapeutic cancer vaccines. ELI-002, its lead clinical program, is designed to stimulate an immune response against the KRAS mutations driving 25% of solid tumors. Elicio is developing additional lymph node targeted therapeutic cancer vaccines using a similar approach to ELI-002, including ELI-007 for use in the treatment of mutant (v-raf murine sarcoma viral oncogene homolog B1) BRAF-driven cancers and ELI-008 for use in the treatment of mutated Tumor protein p53 (TP53) expressing cancers.

Notably, the FDA considers ELI-002, ELI-007 and ELI-008 to be distinct product candidates.  In addition, based, among other things, on discussions with Elicio’s stockholders, Elicio believes it is significant and material to stockholders to indicate which programs will follow ELI-002 into the clinic.  Further, as indicated in the Registration Statement on page 207, funding for the initial development of ELI-007 and ELI-008 has been provided by separate grants from The Gastro-Intestinal Research Foundation and the receipt of this funding was previously announced in a press release by Elicio on September 20, 2022.

After careful consideration of the foregoing, the Company strongly believes that ELI-007 and ELI-008 are sufficiently material to Elicio’s business to warrant inclusion in the pipeline table.

Cooley LLP3175 Hanover Street   Palo Alto, CA   94304-1130
t: +1 650 843 5000  f: +1 650 849 7400cooley.com

U.S. Securities and Exchange Commission
April 13, 2023
Page Four

The results of Elicio’s preclinical studies have provided evidence of ELI-002 activity against KRAS mutations, page 195

5.
We note your response to comment 20 and re-issue. While we note your disclosure that 5 mice were dosed, please specify whether the observed elimination rate was statistically significant. As requested by our prior comment, please also provide disclosure, if accurate, that Elicio has not generated preclinical data indicating cytotoxic activity against solid tumors in such models, clarify the extent to which the results described in this section may not be applicable to solid tumors in humans and indicate whether immunosuppressive effects were studied or observed in the pre-clinical models.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 197 of Amendment No. 2.

ELI-004: Elicio’s Universal Adjuvant, page 204

6.
We note your response to comment 22 and re-issue. With a view towards disclosure, please tell us whether serious adverse events were observed in relation to ELI-004. If so, please also specify the number and the types of such serious adverse events.

Response: The Company respectfully advises the Staff that there was an unintentional drafting error on page 197 of the initial Registration Statement which referenced “few serious adverse events.”  The Company respectfully advises the Staff that no serious adverse events have been observed with respect to Elicio’s ELI-004 product candidate.

Future Cash Needs and Funding Requirements, page 242

7.
We note your response to comment 24 and re-issue. We note your disclosure on page 243 regarding ongoing clinical trials, including the Phase 2 clinical trial of ANG-3070 in patients with PPKD. However, we note your disclosure on page 180 that Angion suspended the advancement of ANG-3070 in clinical studies. Please revise to reconcile your disclosure.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 244 of Amendment No. 2.

Cooley LLP3175 Hanover Street   Palo Alto, CA   94304-1130
t: +1 650 843 5000  f: +1 650 849 7400cooley.com

U.S. Securities and Exchange Commission
April 13, 2023
Page Five

Please contact me at (650) 843 5191 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

Brett D. White

cc:          Jay Venkatesan, Angion Biomedica Corp.
Jennifer Rhodes, Angion Biomedica Corp.
Robert Connelly, Elicio Therapeutics,  Inc.
Kenneth Guernsey, Cooley LLP
Daniel A. Bagliebter, Mintz Levin Cohn Ferris, Glovsky & Popeo, P.C.

Cooley LLP3175 Hanover Street   Palo Alto, CA   94304-1130
t: +1 650 843 5000  f: +1 650 849 7400cooley.com